Form G-FINW

10025837

FR G-FINW
OMB No. 7100–0224
Average hours per response: 0.25
Approval expires April 30, 2010

OFFICIAL USE
11-00276

Notice by Financial Institutions of Termination of Activities as a Government Securities Broker or Government Securities Dealer

1. Appropriate regulatory agency (check one):

A. ☒ Comptroller of the Currency
B. ☐ Board of Governors of the Federal Reserve System
C. ☐ Federal Deposit Insurance Corporation
D. ☐ Office of Thrift Supervision
E. ☒ Securities and Exchange Commission

2. A. Full name of the financial institution:

Arkansas Bankers' Bank

B. Address of principal office of financial institution:

1020 West Second Street, Little Rock, AR 72201

C. Mailing address if different from (B):

Same

3. Furnish the name and address of the person who has or will have custody or possession of the financial institution's books and records with respect to the financial institution's activities as a government securities broker or government securities dealer:

Full Name

Thomason (Last) James (First) (Middle)

Same
Address

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

4. Furnish the address of the place where such books and records will be located:

Same

5. **The financial institution submitting this notice of termination of activities and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

James (First) (Middle) Thomason (Last) President and CEO (Title)

Manual Signature

1-21-2010
Date

Form G-FINW

Reporting Burden—Public reporting burden for this collection of information is estimated to average 15 minutes per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of the collection of information, including suggestions for reducing this burden, to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503, and to one of the following: Secretary, Board of Governors of the Federal Reserve System, 20th and C Streets, NW, Washington, DC 20551; Assistant Executive Secretary (Administration), Room F-400, Federal Deposit Insurance Corporation, Washington, DC 20429; Legislative and Regulatory Analysis Division, Office of the Comptroller of the Currency, Washington, DC 20219; Chief Counsel's Office, Office of Thrift Supervision, 1700 G Street, NW, Washington, DC 20552; or to Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549.

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

Notice By Financial Institutions of Termination of Activities as a Government Securities Broker or Government Securities Dealer

(This booklet includes instructions and blank forms.)

Board of Governors of the Federal Reserve System
OMB No. 7100-0224

Federal Deposit Insurance Corporation
OMB No. 3064-0093

Office of the Comptroller of the Currency
OMB No. 1557-0184

Office of Thrift Supervision
OMB No. 1550-0019

Securities and Exchange Commission
OMB No. 3235-0083

This notice is required by law [15 U.S.C. 78o-5(a)(1)(B)].